Exhibit 5.1

[Shearman & Sterling LLP Letterhead]

Business Objects S.A.
European Headquarters
157-159 rue Anatole France
92300 Levallois-Perret
France

May 12, 2004

Ladies and Gentlemen:

     In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of up to a maximum number of 15,000 ordinary shares nominal value 0.10 euro per ordinary share (the “Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (the “Company”) which will be issued pursuant to the exercise of 15,000 warrants granted by the Board of Directors of the Company on January 27, 2004 (the “Warrants”), we, as your French Counsel, have examined copies of the following documents:

i.	a certified copy of the third resolution of the extraordinary general meeting of the shareholders of the Company held on December 11, 2003;

ii.	a special statutory auditor’s report (“rapport des Commissaires aux avantages particuliers”) dated as of November 24, 2003;

iii.	a statutory auditor’s report on the issuance of Warrants without preferential subscription right (“Rapport des Commissaires aux comptes sur l’émission de bons de souscription d’actions avec suppression du droit préférentiel de souscription”) dated as of November 14, 2003;

iv.	a certified copy of the decision of the Board of Directors of the Company held on January 27, 2004;

v.	a copy of the “attestation d’inscription en compte” for the Warrants held by Mr. David J. Roux, established by BNP PARIBAS dated as of May 11, 2004; and

vi.	a copy of the by-laws (statuts) of the Company dated as of April 1, 2004 (the “Statuts”),

together with such other corporate documents and such questions of law, as we have considered necessary or appropriate for the purpose of this opinion.

     In the context of such examination we have assumed the genuiness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

     We are admitted to practice as avocats in the Republic of France. Our opinion set forth below is limited to the laws of the Republic of France as in effect as of the date hereof, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

     Upon the basis of such examination and subject to any matter not disclosed to us by the parties concerned, we advise you that, in our opinion, any Shares to be issued pursuant to the exercise of the Warrants, to the extent that they are:

•	issued in compliance with the provisions of the third resolution of the extraordinary general meeting of the shareholders of the Company held on December 11, 2003, and the decision of the Board of Directors of the Company held on January 27, 2004, the Statuts and the then applicable law, and

•	are fully paid up in accordance with the provisions of the third resolution of the extraordinary general meeting of the shareholders of the Company held on December 11, 2003, and the decision of the Board of Directors of the Company held on January 27, 2004, the Statuts and the then applicable law, will be validly issued and fully paid up.

     We have relied as to certain matters on information obtained from officials of the Company and other sources believed by us to be responsible.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons the consent of whom is required under Section 7 of the Act.

Very truly yours,
/s/ Shearman & Sterling LLP

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